Exhibit 4.1

DESCRIPTION OF SECURITIES

References to the “Company,” “we,” “us,” or “our” herein are, unless the context otherwise indicates, only to Hawaiian Holdings, Inc. and not to any of its subsidiaries. The following is a summary of the Company’s capital stock and certain provisions of its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and Amended and Restated By-laws (the “By-laws”). This summary does not purport to be complete and is qualified in its entirety by the provisions of the Certificate of Incorporation, the By-laws and the Delaware General Corporation Law (the “DGCL”).

Summary

The authorized capital stock of the Company consists of 120,000,000 shares, consisting of (i) 118,000,000 shares of common stock, par value $0.01 per share, and (ii) 2,000,000 shares of preferred stock, par value $0.01 per share.

Common Stock

A holder of common stock is entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote. Subject to certain limitations in our Certificate of Incorporation and to the preference applicable to any outstanding Special Preferred Stock, the holders of common stock will be entitled to receive ratably such dividends as may be declared by our Board of Directors (the “Board”) out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of Special Preferred Stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. The outstanding shares of common stock are fully paid and non-assessable.

Special Preferred Stock

The IAM, AFA and ALPA (each a “Union,” and collectively, the “Unions”) each hold one share of Series B Special Preferred Stock, Series C Special Preferred Stock and Series D Special Preferred Stock, respectively, that entitles each Union to nominate one director. In addition to the rights described above, each series of the Special Preferred Stock, unless otherwise specified: (i) ranks senior to the common stock and ranks pari passu with each other such series of Special Preferred Stock with respect to our liquidation, dissolution and winding up and will be entitled to receive $0.01 per share before any payments are made, or assets distributed to holders of any stock ranking junior to the Special Preferred Stock; (ii) has no dividend rights unless a dividend is declared and paid on the common stock, in which case the Special Preferred Stock would be entitled to receive a dividend in an amount per share equal to two times the dividend per share paid on the common stock; (iii) is entitled to one vote per share of such series and votes with the common stock as a single class on all matters submitted to holders of the common stock; and (iv) automatically converts into the common stock on a 1:1 basis at such time as such shares are transferred or such holders are no longer entitled to nominate a representative to our Board pursuant to their respective collective bargaining agreements. The shares of Special Preferred Stock are not redeemable, and no holder of the shares of Special Preferred Stock has any preemptive or preferential rights of subscription for or to purchase any shares of any class or stock or other securities.

Treasury Warrants

In April 2020, we entered into a Payroll Support Program Agreement (the “PSP Agreement”) with the United States Department of the Treasury (the “Treasury”) under the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”). In connection with the PSP Agreement, we entered into a Warrant Agreement with the Treasury, dated April 22, 2020 (the “PSP Warrant Agreement”), pursuant to which we agreed to issue to the Treasury warrants to purchase shares of our common stock. Pursuant to the PSP Warrant Agreement, we issued the Treasury (i) a warrant to purchase 117,335 shares of our common stock on April 22, 2020, (ii) a warrant to purchase 148,457 shares of our common stock on May 29, 2020, (iii) a warrant to purchase 148,457 shares of our common stock on June 30, 2020, (iv) a warrant to purchase 74,228 shares of our common stock on July 30, 2020 and (v) a warrant to purchase 21,487 shares of our common stock on September 30, 2020, in each case at an exercise price of $11.82 per share ((i)-(v), collectively, the “PSP Warrants”), subject to adjustment in accordance with the terms and conditions set forth in the PSP Warrants.

In September 2020, we entered into the Amended and Restated Loan Agreement (the “Amended and Restated Loan Agreement”) with the Treasury under the Economic Relief Program (“ERP”) under the CARES Act. In connection with the Amended and Restated Loan Agreement, we entered into a Warrant Agreement with the Treasury dated September 25, 2020 (the “ERP Warrant Agreement”), pursuant to which, on September 25, 2020, we issued to the Treasury a warrant to purchase 380,711 shares of our common stock at an exercise price of $11.82 per share (the “ERP Warrant”), subject to adjustment in accordance with the terms and conditions set forth in the ERP Warrant.

In January 2021, we entered into the Payroll Support Program Extension Agreement (the “PSP Extension Agreement”) with the Treasury under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021. In connection with the PSP Extension Agreement, we entered into a Warrant Agreement with the Treasury dated January 15, 2021 (the “PSP Extension Warrant Agreement”), pursuant to which we agreed to issue to the Treasury warrants to purchase shares of our common stock. Pursuant to the PSP Extension Warrant Agreement, we issued the Treasury (i) a warrant to purchase 113,940 shares of our common stock on March 5, 2021 and (ii) a warrant to purchase 42,400 shares of our common stock on April 23, 2021, in each case at an exercise price of $17.78 per share ((i) and (ii), collectively, the “PSP Extension Warrants”), subject to adjustment in accordance with the terms and conditions set forth in the PSP Extension Warrants.

In April 2021, we entered into a Payroll Support Program 3 Agreement (the “PSP3 Agreement”) with the Treasury under Section 7301 of the American Rescue Plan Act of 2021. In connection with the PSP3 Agreement, we entered into a Warrant Agreement with the Treasury dated April 23, 2021 (the “PSP3 Warrant Agreement” and, together with the PSP Warrant Agreement, the ERP Warrant Agreement and the PSP Extension Warrant Agreement, the “Warrant Agreements”), pursuant to which, on June 3, 2021, we issued to the Treasury a warrant to purchase 87,670 shares of our common stock at an exercise price of $27.27 per share (the “PSP3 Warrant” and, together with the PSP Warrants, the ERP Warrant and the PSP Extension Warrants, the “Treasury Warrants”), subject to adjustment in accordance with the terms and conditions set forth in the PSP3 Warrant.

The Treasury Warrants may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before 5:00 p.m. New York City time on the fifth anniversary of the issue date of the respective Treasury Warrant. The Treasury Warrants are freely transferable, may be settled as net shares or in cash at our option and contain customary anti-dilution provisions. The holder of the Treasury Warrants has certain customary registration rights with respect to the Treasury Warrants and the common stock issuable upon exercise of the Treasury Warrants pursuant to the terms of the Warrant Agreements. The Treasury Warrants do not entitle the holder to stockholder voting rights or other rights as a stockholder.

The foregoing summary is qualified in its entirety by reference to the Treasury Warrants, forms of which are incorporated by reference as Exhibit 4.2, Exhibit 4.5, Exhibit 4.7, and Exhibit 4.10 to Post-Effective Amendment No. 1 to our Registration Statement on Form S-3ASR (File No. 333-242409) filed by us on February 14, 2023.
Amazon Warrant

On October 20, 2022, we entered into a Transaction Agreement (the “Transaction Agreement”) with Amazon.com, Inc. (“Amazon”), pursuant to which, among other things, we agreed to issue to Amazon.com NV Investment Holdings LLC, a wholly-owned subsidiary of Amazon (“Amazon.com NV”), a warrant (the “Amazon Warrant”) to purchase up to 9,442,443 shares of our common stock (the “Amazon Warrant Shares”), subject to adjustment and vesting in accordance with the terms and conditions set forth in the Amazon Warrant. The Transaction Agreement was entered into, and the Amazon Warrant was issued in connection with the entry into certain commercial arrangements between us and Amazon and its affiliates, including that certain Air Transportation Services Agreement, dated as of October 20, 2022, between Hawaiian Airlines, Inc. (“Hawaiian”) and Amazon.com Services LLC (“Amazon Services”), a wholly-owned subsidiary of Amazon (the “ATSA”), under which Hawaiian will provide certain air cargo transportation services to Amazon Services for an initial term of eight years.

The Amazon Warrant Shares will vest over time based on payments to us by Amazon (whether made directly from Amazon, its affiliates or by a third party on behalf of Amazon) pursuant to the ATSA or certain other commercial arrangements (the “Qualified Payments”) of up to $1.8 billion. Upon the issuance of the Amazon Warrant, 1,258,992 Amazon Warrant Shares vested. Subject to vesting and certain conditions set forth in the Amazon Warrant, 6,294,962 Amazon Warrant Shares may be exercised, in whole or in part and for cash or on a net exercise basis, at any time before 5:00 p.m., Seattle time, on October 20, 2031 at an exercise price of $14.71 per share (the “First Tranche”), and the remaining Amazon Warrant Shares may be exercised in whole or in part and for cash or on a net exercise basis, at any time before 5:00 p.m., Seattle time, on October 20, 2031 at an exercise price equal to the 30-day volume weighted average price for our common stock as of the earlier of (i) October 20, 2025 or (ii) the date that the entire First Tranche has vested. The exercise price and the Amazon Warrant Shares issuable upon exercise of the Amazon Warrant are subject to customary antidilution adjustments.

Upon the consummation of certain acquisition transactions (as set forth in the Amazon Warrant), an amount of the unvested Amazon Warrant Shares will automatically vest and become exercisable as follows: (i) if the Qualified Payments collectively paid to us or any of our affiliates are equal to or less than $350 million, 25% of the Amazon Warrant Shares that are not vested as of such date, (ii) if the Qualified Payments collectively paid to us or any of our affiliates exceed $350 million but are not greater than $650 million, 50% of the Amazon Warrant Shares that are not vested as of such date, (iii) if the Qualified Payments collectively paid to us or any of our affiliates exceed $650 million but are not greater than $950 million, 75% of the Amazon Warrant Shares that are not vested as of such date, or (iv) if the Qualified Payments collectively paid to us or any of our affiliates exceed $950 million, 100% of the Amazon Warrant Shares that are not vested as of such date.

The Amazon Warrant also limits Amazon.com NV’s beneficial ownership to 4.999% of our outstanding shares unless Amazon.com NV amends or waives this limit by written notice to us, which will not be effective until the 61st day after such notice.

The holder of the Amazon Warrant has certain customary registration rights with respect to the Amazon Warrant and the Amazon Warrant Shares pursuant to the terms of the Transaction Agreement. The Amazon Warrant does not entitle the holder to stockholder voting rights.

The foregoing summary is qualified in its entirety by reference to the Amazon Warrant, which is filed as Exhibit 4.1 to the Form S-3ASR (File No. 333-268473) filed by us on November 18, 2022.

Anti-Takeover Effects of Our Certificate of Incorporation and By-laws, of Delaware Law and of Federal Law

Certain provisions of our Certificate of Incorporation and By-laws, and of the DGCL could have the effect of delaying, deferring, or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids and are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board. However, these provisions could also have the effect of discouraging others from attempting hostile takeovers. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Board of Directors Vacancies

Our Certificate of Incorporation and By-laws authorize the majority of directors then in office to fill vacant directorships, including newly created seats; provided however, that so long as there is a holder of Series B Special Preferred Stock, Series C Special Preferred Stock or Series D Special Preferred Stock, the board may fill a Series B-, Series C- or Series D- nominated director vacancy, respectively, with only a person nominated to the Board by the respective holder of Series B Special Preferred Stock, Series C Special Preferred Stock or Series D Special Preferred Stock. In accordance with the procedures provided in the By-laws, if a Series B, Series C, or Series D vacancy on the Board is not filled within 30 days, the relevant series may fill such vacancy by majority vote. In addition, the number of directors constituting our Board are permitted to be set only by a resolution adopted by a majority vote of our entire Board. These provisions would prevent a stockholder from increasing the size of our Board and then gaining control of our Board by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our Board and will promote continuity of management.

Stockholder Action; Special Meeting of Stockholders

We have provided in our Certificate of Incorporation that the holders of our common stock may not act by written consent. This limit on the ability of the holders of our common stock to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, no stockholder, regardless of how large its holdings of our stock are, would be able to amend our By-laws or remove directors without holding a stockholders meeting.

Further, we have provided in our By-laws that special meetings of our stockholders may be called only by our Board or the chairman of our Board, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.

Undesignated Preferred Stock

The ability to authorize undesignated preferred stock makes it possible for our Board to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring or preventing hostile takeovers or delaying or preventing changes in control or management of our company.

Exclusive Forum

Our By-laws provide that, unless we consent in writing to an alternative forum, the Court of Chancery of the State of Delaware or, if such court lacks jurisdiction, any other state or federal court located in the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of us; (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, stockholders or other employees to us or our stockholders; (iii) any action asserting a claim against us or any of our directors, officers or other employees arising pursuant to any provision of the DGCL or our Certificate of Incorporation or By-laws (as each may be amended or restated from time to time); or (iv) any action asserting a claim against us or any of our directors, officers or other employees governed by the internal affairs doctrine. This exclusive forum provision will not apply to any causes of action arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Amendment of Charter Provisions

Amendments to our Certificate of Incorporation requires the approval of the holders of at least 2/3rds of our then outstanding capital stock.

Requirements for Advance Notification of Stockholder Nominations and Proposals

The By-laws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of our Board. The By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Provisions of Delaware Law Governing Business Combinations

We have elected not to be governed by Section 203 of the General Corporation Law.

Ownership by Non-U.S. Citizens

Federal law prohibits non-U.S. citizens from owning more than 25% of the voting interest of a U.S. air carrier or controlling a U.S. air carrier. Our Certificate of Incorporation prohibits the ownership or control of more than 25% (to be increased or decreased from time to time, as permitted under the laws of the U.S.) of our issued and outstanding voting capital stock by persons who are not “citizens of the United States”. As of December 31, 2019, we believe we were in compliance with federal law as it relates to voting stock held by non-U.S. citizens.

Listing

Our Common Stock is listed on The Nasdaq Global Select Market under the symbols “HA”.